Robert E. Burwell Direct Dial: (858) 523-5408 Rob.Burwell@lw.com	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: (858) 523-5400 Fax: (858) 523-5450 www.lw.com

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File No. 026004-0000

VIA EDGAR & E-MAIL

Mr. H. Christopher Owings

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Comments:	Re: PriceSmart, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form
S-1 on Form S-3
Filed December 27, 2005
File No. 333-120953
Form 10-K for Fiscal Year Ended August 31, 2005
Filed November 29, 2005
File No. 0-22793

Dear Mr. Owings:

We are in receipt of the Staff’s letter dated January 10, 2006 with respect to the above-referenced Registration Statement on Form S-3. We also received an additional comment from the Staff by telephone on January 13, 2005. We are responding to the Staff’s comments on behalf of PriceSmart, Inc. (“PriceSmart” or the “Company”) as set forth below. Included herewith are excerpts from PriceSmart’s proposed filing of Amendment No. 1 to its Form 10-K (the “10-K Amendment”) for the fiscal year ended August 31, 2005.

For ease of reference, we have set forth the Staff’s comments and PriceSmart’s response below.

Form 10-K for Fiscal Year Ended August 31, 2005

Controls and Procedures, page 16

1. We note your disclosure that in light of the noted material weakness, your Interim Chief Executive Officer and Chief Financial Officer “[w]ere not able to conclude that disclosure controls and procedures were effective at a reasonable assurance level.” Your disclosure appears to suggest that your disclosure controls and procedures were ineffective, but does not

Mr. H. Christopher Owings

January 25, 2006

specifically make this representation. Accordingly, please revise to affirmatively state whether your Interim Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective or ineffective.

Confidential Response? No

The Company has revised its disclosure in accordance with the Staff’s comment. As revised, Item 9A of the Company’s Annual Report on Form 10-K states, “Based on the foregoing, and specifically in light of the material weakness noted above, [the Company’s] Interim Chief Executive Officer and Chief Financial Officer determined that disclosure controls and procedures were not effective at a reasonable assurance level.”

Statement of Cash Flows

2. In a telephone conversation on January 13, 2005 between the Staff’s Andrew Blume and the Company’s Chief Financial Officer, John Heffner, the Staff commented that the presentation of the cash flow implications of the Company’s discontinued operations on its consolidated statements of cash flows in a separate section of the cash flow statement was not appropriate. The Staff suggested three options of presentation, which included: 1. Allocating discontinued operations to each section (Operating, Financing and Investing activities); 2. Combining continuing and discontinued operations in each of the sections of the cash flow statement; 3. Separately identifying continuing and discontinued operations in the Operating activities section, but combining them in the Financing and Investing activities sections.

Confidential Response? No

When preparing its Consolidated Statements of Cash Flows for the years ended August 31, 2005 and 2004, the Company included all cash flow related activities of the Company’s discontinued operations as a separate section, consistent with the Company’s Consolidated Balance Sheets and Consolidated Statements of Operations on which discontinued operations are separately identified. The Company was not able to find specific guidance in the accounting literature on the presentation format required. However, based on the Staff’s comment and the interpretation issued in December 2005 related to the treatment of discontinued operations in cash flow statements, the Company has revised its consolidated statements of cash flows in accordance with the first alternative suggested by the Staff. The revised consolidated statements of cash flows reflect the impact of cash flows used in discontinued operations on cash flows provided by (used in) operating activities, investing activities and financing activities.

Mr. H. Christopher Owings

January 25, 2006

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ ROBERT E. BURWELL
Robert E. Burwell of LATHAM & WATKINS LLP

cc:	Kurt Murao
Securities and Exchange Commission

Andrew Blume
Securities and Exchange Commission

Robert M. Gans
John M. Heffner
PriceSmart, Inc.